EXHIBIT 16.1

KPMG LLP Suite 1100 Independent Square One Independent Drive Jacksonville, FL 32202

February 10, 2011

Securities and Exchange Commission Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for International Baler Corporation and, under the date of January 26, 2011, we reported on the financial statements of International Baler Corporation as of and for the years ended October 31, 2010 and 2009. On February 4, 2011, we were dismissed.

We have read International Baler Corporation's statements included under Item 4.01 of its Form 8-K, dated February 10, 2011, and we agree with such statements, except that we are not in a position to agree or disagree with International Baler Corporation's statements that on February 4, 2011, International Baler Corporation engaged The Griggs Group, CPAs as its independent registered public accounting firm for the fiscal year ending October 31, 2011 or that either this decision or the decision to dismiss KPMG were approved by the Board of Directors of International Baler Corporation. Additionally, we are not in a position to agree or disagree with International Baler Corporation's statement that during the fiscal years ended October 31, 2010 and 2009 and the subsequent interim period through February 4, 2011 International Baler Corporation did not consult with The Griggs Group, CPAs regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on International Baler Corporation's financial statements or (ii) any matter that was either the subject of a disagreement or an event identified in response to (a)(1)(iv) of Item 304 of Regulation S-K.

Very truly yours,

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.